RECEIVED

2007 JUN 14 A 7:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

POOL

Saskatchewan Wheat Pool Inc.

Exemption #: 82-5037

June 12, 2007

07024427

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Saskatchewan Wheat Pool
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated June 11, 2007, which includes the third quarter interim Quarterly Report, and third quarter financial statements and notes. These were mailed to the shareholders and filed with the Toronto Stock Exchange and provincial securities commissions.

2. Copies of Form 52-109F2, Certification of interim filings for the President and Chief Executive Officer and the Chief Financial Officer. These were filed with the Toronto Stock Exchange and provincial securities commissions.

3. A copy of the confirmation of mailing that was also filed with the Toronto Stock Exchange and provincial securities commissions.

4. A copy of a news release dated June 11, 2007 regarding the Pool taking up additional shares. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Jargo

for: Colleen Vancha, Vice-President
Investor Relations and Communications

PROCESSED
JUN 19 2007
THOMSON
FINANCIAL

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

dw 6/14

Saskatchewan Wheat Pool Inc.

For Immediate Release
June 11, 2007
Regina, Saskatchewan
Listed: SWP: TSX

POOL POSTS $9.2 MILLION PROFIT IN ITS THIRD QUARTER

Saskatchewan Wheat Pool Inc. (the "Pool") announced its third quarter results today reporting $9.2 million in net earnings, a $17.5 million improvement over the $8.3 million net loss in last year's third quarter. Strong performance from the Pool's Agri-products segment helped boost earnings.

"Our performance this quarter demonstrates the strength our company has in the marketplace and the optimism we are seeing in the industry," said President and CEO Mayo Schmidt. "As we move into the final stretch of our fiscal year, we anticipate this strength to continue allowing us to deliver positive results and value that producers, end use customers, and shareholders have come to expect."

Highlights for the third quarter and year-to-date results for the period ending April 30, 2007 include:

- Net earnings from continuing operations for the third quarter this year were $9.2 million compared to a net loss from continuing operations of $10.6 million. Excluding one-time items in the three-month period of fiscal 2006, the net earnings from continuing operations was $0.7 million. There were no one-time items in the third quarter of fiscal 2007.

- Year-to-date net earnings from continuing operations for the first nine months of fiscal 2007 were $12.0 million versus a net loss from continuing operations of $20.3 million last year. Excluding one-time items, net earnings from continuing operations were $12.8 million compared to a net loss from continuing operations of $8.9 million for the same period last year, representing an improvement of $21.7 million.

- Consolidated sales and other operating revenues climbed $65.8 million to $402.3 million for the third quarter, up from $336.5 million in last year's third quarter. The year-to-date consolidated sales and other operating revenues were up 21.8% over the same nine-month period reaching $1.2 billion.

- Consolidated EBITDA for the third quarter was $24.6 million up from $17.5 million in the third quarter in fiscal 2006. Excluding one-time items, EBITDA increased to $24.6 million compared to $15.1 million. For the nine months ended

April 30, 2007, consolidated EBITDA was $48.7 million compared to $28.6 million for the same period last year. Excluding one-time items, year-to-date EBITDA was $49.9 million compared to $26.2 million for the same period last year.

- Sales and other revenue for the Agri-products segment during the third quarter were $93.5 million compared to $56.3 million last year. Sales in the Pool's retail operations rose 67.0% and WCFL's rose 62.0%.

- Higher selling prices and volumes increased fertilizer sales by 80.7% quarter-over-quarter. Fertilizer sales for the third quarter this year were $52.4 million compared to $29.0 million in the same period last year.

- Shipments in the Grain Handling and Marketing segment were down 4.9% quarter-over-quarter due to disruptions caused by CN's labour strike. However, the Pool continued to outperform the industry, which saw shipments down 6.0%. On a year-to-date basis, the Pool's grain shipments were up 4.6% compared to last year.

- Cash flow before working capital changes improved significantly to $22.1 million versus the $7.4 million generated in last year's third quarter. In the first nine months, cash flow before working capital changes grew $38.1 million reaching $47.4 million compared to the $9.3 million generated last year.

- In the trailing twelve-month period ending April 30, 2007, net earnings from continuing operations excluding one-time items were $38.5 million compared to $14.1 million last year.

The Pool launched its bid for Agricore United (AU) in November 2006 and entered into an acquisition agreement with AU dated as of May 9, 2007, pursuant to which AU agreed to support the Pool's bid. On May 29, 2007, the Pool successfully took-up approximately 82% of AU's limited voting common shares (AU Common Shares), satisfying the Pool's 75% minimum tender condition. The Pool has subsequently taken up additional AU Common Shares. As of June 11, 2007, the Pool has taken up approximately 85.1% of the outstanding AU Common Shares and 53.8% of the outstanding Series A convertible preferred shares of AU. On June 13, 2007, AU will hold meetings of its shareholders to approve the continuance of AU under the *Canada Business Corporations Act* (CBCA) and a plan of arrangement under the CBCA, which will effect a series of transactions pursuant to which the Pool will acquire the remaining outstanding AU Common Shares.

The new company will be the largest employer in its sector in Canada with approximately $4 billion in revenue and a diversified earnings base that includes grain handling and marketing, agri-products retailing, fertilizer manufacturing, seed research and development, malt and oats processing, feed milling and livestock production. Approximately 84% of its elevator capacity will be in the more efficient 50 and 100 car loaders, allowing the company to bring new efficiencies to the

transportation and logistic infrastructure for Prairie producers. The Company will operate 276 agri-product sites from Manitoba to the Peace River District in British Columbia and will combine the strengths of seed breeding and research capabilities to bring new products and services to market. This infrastructure will be supported by a uniquely talented and knowledgeable collection of people who have been serving the agricultural industry for years.

"The grain sector has evolved into a highly specialized, intensively competitive, global business. It is no longer enough to be a commodity grain handler or product retailer. Our company will reflect our new environment by delivering specialized products and services. It means maximizing the efficiency of our transportation network and tailoring what we do – from product bundles to identity preservation – according to the needs of our customers," said Schmidt.

At the end of April, the Pool's twelve-month trailing cash flow prior to working capital changes (excluding one-time items) was $91.0 million. Agricore United recently reported cash flow for the same period of $110.0 million.

"The strong performance by our two companies to the end of April will drive our operating momentum as we enter the most profitable quarter in our respective businesses," said Schmidt. "We are at a moment in time when farming fundamentals are exceptionally strong. By combining our assets, we have the ability to generate significant efficiencies and create a platform for growth. Our global customers are turning to us for increasing volumes of grains and specialty crops. With the expansion of value-added processing and biofuels, demand for seed, crop protection products and fertilizer will continue to grow. Our new company will be ready to deliver."

The Pool will be hosting a conference call for interested parties on June 12, 2007 at 9:30 a.m. Toronto time, 7:30 a.m. Regina time to discuss its Third Quarter Financial Report. Details are available on the Pool's website, under Newsroom at www.swp.com.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations, complemented by value-added businesses and strategic alliances, allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

Forward-Looking Information

This release contains forward-looking statements that involve certain risks and uncertainties, which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions

regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Canadian grain export levels; ability of the railways to ship grain to port facilities for export without labour or other service disruptions; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; integration risk associated with the merger of the Pool and Agricore United; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

-30-

Investor Inquiries:
Colleen Vancha, Vice-President
Investor Relations and Communications
Saskatchewan Wheat Pool Inc.
(306) 569-4782
www.swp.com/investor.html
Audio webcast: http://events.onlinebroadcasting.com/swp/061207/index.php

Media Inquiries:
Susan Cline
Saskatchewan Wheat Pool Inc.
(306) 569-6948
www.swp.com/investor.html

Saskatchewan Wheat Pool Inc.

THIRD QUARTER REPORT – APRIL 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

1. RESPONSIBILITY FOR DISCLOSURE

Management's Discussion and Analysis was prepared based on information available to Saskatchewan Wheat Pool Inc. (the Pool or the Company) as of June 11, 2007. Management prepared this report to help readers interpret the Pool's financial results for the three-month and nine-month periods ended April 30, 2007, compared to the same periods in the previous fiscal year. To support this discussion, we have included information with respect to the agri-business industry, the markets in which we operate and any trends that may impact operating and financial performance into the future. This report should be read in conjunction with the Pool's 2006 Annual Report and Annual Information Form, which are available on the Pool's website at www.swp.com and under the Company's name on SEDAR's website at www.sedar.com.

Management's Discussion and Analysis, unaudited Consolidated Financial Statements and Notes to the Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars.

2. COMPANY OVERVIEW

The Pool is a vertically integrated Canadian agri-business engaged in three distinct but interrelated businesses. Founded in 1924, the Company serves western Canadian farmers and markets their commodities and food products around the world. As at April 30, 2007, it was the largest publicly traded agri-business in the Province of Saskatchewan and the second largest in Western Canada.

The Pool's core businesses are grain handling and marketing, agri-products sales and oat processing. The Pool participates in fertilizer manufacturing and malt processing through ownership interests in Western Co-operative Fertilizers Limited (WCFL) and Prairie Malt Limited respectively. The Pool is involved in other commodity-related businesses through strategic alliances and supply agreements with domestic and international grain traders and food processing companies. The Company also markets commodities directly to global customers around the world.

The Pool's fiscal year runs from August 1 to July 31 and follows the traditional crop year. For the grain business, harvest takes place in the fall and the Pool typically begins receiving new crop supplies midway through its first quarter. Grain movement is fairly consistent through each quarter, but can be influenced by destination customer demand, the Canadian Wheat Board's (CWB's) export program, and producers' marketing decisions. The bulk of the Pool's agri-products sales occur in the spring and summer months, which is the Company's fourth quarter, when the crop is planted and maturing. In the agri-food business, earnings are more fluid with continuous demand for products throughout each quarter.

3. SUMMARY AND ANALYSIS OF CONSOLIDATED RESULTS

Sales and other operating revenues for the third quarter of fiscal 2007 rose 19.6% to $402.3 million, up from the $336.5 million generated in the third quarter last year. Higher sales volumes in all major agri-product categories together with stronger fertilizer prices were the main factors that pushed third quarter consolidated sales ahead of last year. Agri-food Processing sales also contributed to the increase with higher oat volumes being sold during the quarter. On a year-to-date basis, consolidated sales and other operating revenues were $1.2 billion, a 21.8% improvement over the $978.2 million generated in the first nine months of fiscal 2006. The increase was driven by strong results in all three operating segments.

During the quarter, the Pool's three operating segments generated earnings from continuing operations before interest, taxes and amortization (EBITDA) of $29.5 million, 24.2% higher relative to last year's third quarter. Higher margins in the Agri-products and Agri-food Processing segments were the main reason for improved earnings in the quarter. For the nine-month period, the operating segment EBITDA was $71.5 million compared to $46.6 million generated in the first nine months of fiscal 2006. Further details on segment performance can be found in the section entitled Segment Results.

Corporate expenses for the third quarter were $4.9 million compared to $6.2 million in the same period last year. The decrease primarily relates to the timing of the annual funding for Western Farm Leadership Council's business plan that was recorded in the third quarter last year. In addition, the variance includes lower provincial capital taxes due to reduced capital tax rates in 2007 that were partially offset by normal increases for wages and benefits. For the nine months ended April 30, 2007, corporate expenses were $17.7 million, down from $18.0 million in the same period last year, a result of lower provincial capital taxes that were mostly offset by normal increases for wages and benefits. In April, the Pool negotiated an agreement with the Grain Services Union with wage increases of 3.0% in the first year and 3.5% in the second year along with benefit enhancements. The collective agreement represents 700 employees in the country operations and the head office in Saskatchewan. The agreement expires January 31, 2008.

Consolidated EBITDA (after corporate expenses) was $24.6 million for the third quarter of fiscal 2007 versus $17.5 million generated in last year's third quarter. For the nine-month period, consolidated EBITDA rose to $48.7 million up from $28.6 million recorded for the same period last year.

Amortization for the three months ended April 30, 2007, was $7.2 million compared to $6.9 million in last year's third quarter and for the nine months was $22.3 million compared to $20.7 million last year. The increases are associated with recent capital investments.

EBIT (earnings from continuing operations before interest and taxes) grew 63.8% to $17.4 million for the quarter, up from $10.6 million in the same period last year. On a year-to-date basis, EBIT was $26.4 million more than three times the $8.0 million earned in the first nine months of last year.

Interest expense was down for the quarter to $3.3 million nearly half the $6.4 million expensed in last year's third quarter. Interest expense was also down for the nine-month period to $9.1 million, compared to the $18.3 million expensed last year. The decline primarily reflects lower debt levels and lower interest rates payable on the Pool's long-term debt. Last year, during the first nine months, the Pool refinanced its Senior Subordinated Notes and as a result recorded an $11.2 million one-time expense on the debt redemption.

The Pool recorded corporate tax provisions of $4.9 million this quarter and $3.6 million in last year's third quarter. Included in last year's expense is a $5.8 million future tax expense associated with the change in corporate tax rates from the 2006 Saskatchewan Provincial Budget. Corporate tax provisions for the first nine months of fiscal 2007 were $5.3 million compared to a corporate tax recovery of $1.3 million in the same period last year. Increases in the provision for corporate taxes reflect stronger pre-tax earnings for the Pool.

The Pool's net earnings from continuing operations grew by $19.8 million to $9.2 million up from a net loss from continuing operations of $10.6 million in last year's third quarter. Net earnings for the quarter were $9.2 million compared to a net loss of $8.3 million after the $2.4 million net recovery from discontinued operations in last year's third quarter.

On a year-to-date basis, net earnings from continuing operations surged $32.2 million higher over the net loss from continuing operations of $20.3 million last year. The year-to-date net earnings were $12.0 million up from a net loss of $13.0 million after the $7.3 million net recovery from discontinued operations in the same period last year.

Earnings per share for the third quarter were $0.10 on a weighted average number of shares of 90.3 million, compared to a loss of $0.10 per share last year based on a weighted average number of shares of 83.7 million. For the nine-month period, earnings were $0.13 per share based on a weighted average number of shares of 90.3 million, up significantly from a loss of $0.16 per share based on a weighted average number of shares of 82.4 million in the prior year's nine-month period.

Reconciliation of Net Earnings (Loss) to EBITDA and Impact of One-time Items for the Periods Ended April 30						
	Three Months			Nine Months		
(in thousands)	2007	2006	% Change	2007	2006	% Change
Net earnings (loss)	$ 9,183	$ (8,252)	211.3%	$ 11,984	$ (12,961)	192.5%
Net recovery from discontinued operations	-	(2,373)		-	(7,294)	
Net earnings (loss) from continuing operations	9,183	(10,625)	186.4%	11,984	(20,255)	159.2%
One-time items*						
Grain Handling and Marketing	-	(1,965)		(3,833)	(1,965)	
Agri-products	-	(434)		-	(434)	
Senior Subordinated Notes adjustment to face value	-	8,209		-	8,209	
Senior Subordinated Notes early repayment premium	-	3,000		-	3,000	
Provision for pension settlement	-	-		5,000	-	
Tax impact of one-time items	-	(3,236)		(376)	(3,236)	
Effect of tax rate changes on future taxes	-	5,753		-	5,753	
Net earnings (loss) from continuing operations before one-time items	9,183	702	1,208.1%	12,775	(8,928)	243.1%
Interest expense	3,320	6,403		9,127	18,324	
Provision for (recovery of) corporate taxes	4,879	3,623		5,285	(1,323)	
Tax impact of one-time items	-	3,236		376	3,236	
Effect of tax rate changes on future taxes	-	(5,753)		-	(5,753)	
EBIT before one-time items	17,382	8,211	111.7%	27,563	5,556	396.1%
Amortization	7,183	6,926		22,347	20,654	
EBITDA before one-time items	24,565	15,137	62.3%	49,910	26,210	90.4%
One-time items in EBITDA*						
Grain Handling and Marketing	-	1,965		3,833	1,965	
Agri-products	-	434		-	434	
Provision for pension settlement	-	-		(5,000)	-	
EBITDA	$ 24,565	$ 17,536	40.1%	$ 48,743	$ 28,609	70.4%

* Further details about one-time items in fiscal 2006 may be found on page 42 of the 2006 Annual Report.

4. SEGMENT RESULTS

4.1 Grain Handling and Marketing

In the Grain Handling and Marketing segment, the Pool actively buys grain and oilseeds from farm customers throughout the year. The Pool tests the commodities for quality and cleans, dries and blends them in preparation for shipping. The Pool extracts a margin for these services. Volumes, quality and export demand are key drivers in this business. The Pool markets non-Board grains and oilseeds directly to destination customers and buys and sells Canadian Wheat Board (CWB) grains as an Agent and Accredited Exporter of the CWB. The level of shipments each quarter depends on demand from destination customers, the CWB export program and

producer marketing decisions, which are driven by commodity price expectations, harvest pressures and cash flow requirements.

During the third quarter of fiscal 2007, producers delivered 2.9% more grains and oilseeds into the Pool's primary elevator network than during the previous year's period, outperforming the industry that saw deliveries decline 4.9% in the quarter, primarily in non-Board grain categories. The Pool received 1.7 million metric tonnes (mmt), up from 1.6 mmt in last year's third quarter. Year-to-date deliveries for the industry were up 4.6% for the nine-month period, while the Pool's deliveries were up 5.4% to 5.9 mmt compared to 5.6 mmt last year.

The Pool determines its market share based on producer deliveries (referred to as primary elevator receipts in the table below). For the first nine months of this year, the Pool's market share compared to the same period last year increased in Saskatchewan and Manitoba, as did its consolidated market share across the Prairies. Consolidated market share was 23.5% compared to 23.4% last year.

For the third quarter of fiscal 2007, the Pool shipped 1.9 mmt of grains and oilseeds from primary elevators, which compared to 2.0 mmt in last year's third quarter. The Pool's shipments were off 4.9% quarter-over-quarter, while the industry experienced a 6.0% decline mainly because of Canadian National Railways Co.'s (CN) labour strike. In February, 2007, CN's 2,800 conductors and yard-service employees went on strike causing temporary service disruptions that reduced port terminal unloads primarily in Vancouver and a backlog in the delivery of railcars to country elevators. To mitigate the effect of contract execution costs and vessel demurrage, the Pool redirected shipments from its terminal to other west coast port terminals that were less affected by the backlogs.

The Pool's year-to-date shipments were up 4.6% over the same nine-month period a year ago and stronger than the 2.9% increase achieved by the industry. The table below shows the split in shipments between CWB and non-Board commodities. The year-to-date ratio was 58:42 compared to 56:44 last year, while the industry's ratio for the first nine months of this year was 59:41 compared to 57:43 last year. Excellent crop quality, strong global demand and the timing of the CWB export program contributed to the year-to-date increase in CWB shipments.

Grain Handling and Marketing Segment Volumes For the Periods Ended April 30						
	Three Months			Nine Months		
('000s metric tonnes)	2007	2006	% Change	2007	2006	% Change
Primary elevator receipts	1,669	1,622	2.9%	5,874	5,575	5.4%
Primary elevator shipments						
CWB grains	1,132	1,065	6.3%	3,579	3,261	9.8%
Non-Board grains and oilseeds	750	914	(17.9)%	2,560	2,609	(1.9)%
Total primary elevator shipments	1,882	1,979	(4.9)%	6,139	5,870	4.6%
Port terminal receipts						
Vancouver	711	1,012	(29.7)%	2,090	2,806	(25.5)%
Thunder Bay	157	264	(40.5)%	998	943	5.8%
	868	1,276	(32.0)%	3,088	3,749	(17.6)%
Share of PRG	376	237	58.6%	884	686	28.9%
Total port terminal receipts	1,244	1,513	(17.8)%	3,972	4,435	(10.4)%

Volumes through the Pool's wholly-owned port terminals in Thunder Bay and Vancouver were 0.9 mmt during the quarter versus 1.3 mmt in last year's third quarter. CN's labour strike, lower third party volumes and a slower CWB export program during the three months ended April 30, 2007 were contributing factors to the decline. Wholly-owned port terminal volumes for the nine-month period were 3.1 mmt compared to 3.7 mmt last year reflecting a five-week maintenance shutdown in Vancouver and the impact of the CN strike. The Pool's share of volumes through Prince Rupert Grain Ltd. (PRG) was 0.4 mmt for the quarter and 0.9 mmt for the nine-month period, up significantly for both reporting periods.

On May 15, 2007, Canadian Pacific Railway (CP) maintenance workers, who maintain track and structures, commenced strike action. There was minimal disruption to rail service and on June 6, 2007, CP reached a tentative three-year contract settlement.

EBITDA from the Grain Handling and Marketing segment for the third quarter of fiscal 2007 was $15.3 million compared to $19.8 million last year. The variance primarily reflects the lower port terminal handling volumes during the quarter and a $2.0 million gain on sale of the Lloydminster Joint Venture recorded in last year's third quarter.

On a year-to-date basis, EBITDA grew to $53.4 million, a 43.6% increase over $37.2 million last year. The main contributors to the year-to-date growth in EBITDA were higher CWB volumes and stronger margins, especially for malt barley and peas due to better quality this year. Also included is a net settlement of $3.8 million for an outstanding legal matter in this year's second quarter that was offset by the $2.0 million gain mentioned above.

EBIT for the quarter was $12.3 million compared to $16.9 million in last year's third quarter and on a year-to-date basis was $43.7 million versus $28.5 million last year.

Gross margins for the three months ended April 30, 2007 were $21.75 per tonne compared to $22.79 per tonne in the third quarter of fiscal 2006. The Pool's gross margin per tonne remained on par for the quarter after excluding approximately $1.00 per tonne of one-time items from last year's third quarter margin calculation. Gross margin this year benefited from the higher quality crop, while last year's margins benefited from a wetter than normal crop that generated drying revenue.

On a year-to-date basis, the Pool achieved a gross margin per tonne of $21.62, compared to last year's nine-month gross margin of $19.69 per tonne. This year's gross margin includes $0.65 per tonne related to a legal settlement and last year's gross margin includes a gain of $0.33 per tonne related to the divestiture, both mentioned earlier. Excluding the one-time items, gross margin per tonne improved from $19.36 last year to $20.97. The gross margin improvement reflects a significant recovery in crop quality across all grain and oilseed commodities, particularly malt barley. This, together with the impact of strong industry fundamentals on producers' marketing decisions has been positive for this segment this year.

Robust international markets led by biofuel production and supply shortages are contributing to strong demand for Pool originated grains and oilseeds. In May 2007, Agriculture and Agri-Food Canada increased its export estimates to 30.5 mmt this year, a 17.8% increase over the prior year's exports, which is expected to continue to drive strong shipments for the remainder of the year. Solid demand, good quality and strong commodity prices, key business drivers in this segment, are providing the basis for continued momentum in this segment for the remainder of the year.

	Canadian Grains and Oilseeds Exports*		
(in mmt)	Fiscal 2007 Estimate	Fiscal 2006 Actual	% Change
CWB grains	21.3	17.1	24.6%
Non-Board grains and oilseeds	9.2	8.8	4.5%
Total	30.5	25.9	17.8%

Source: Agriculture and Agri-Food Canada, May 29, 2007
*Exports are adjusted to exclude product and other non-licensed exports

4.2 Agri-products

Retail sales of agri-products are seasonal and correlate directly to the life cycle of the crop. On average, 62% of the segment's annual sales occur in the fourth quarter when producers purchase their crop inputs: seed, fertilizer and crop protection products. The majority of this segment's earnings are also generated in the fourth quarter. During the first three quarters, the Pool works closely with its customer base providing planning, agronomic and customized solutions in preparation for the next year's crop. The Pool also works with suppliers to position product and inventories in advance of the intense spring selling period.

Sales and other operating revenues for the Agri-products segment during the third quarter were $93.5 million compared to $56.3 million last year. Higher selling prices for fertilizer and higher volumes of fertilizer, seed and crop protection products drove the third quarter increase. Sales in the Pool's retail operations rose 67.0% and WCFL's rose 62.0%.

On a year-to-date basis, sales were $222.5 million versus $199.5 million last year, again reflecting sales gains in all major product categories. Sales from the Pool's retail operations improved 22.1%, while sales through WCFL were down 2.0% from the prior year's nine-month period. Although WCFL sales volumes were higher, nitrogen costs were lower in the first half of the year relative to the previous year's period, which resulted in lower selling prices during the first two quarters of fiscal 2007.

A breakdown of the third quarter and year-to-date consolidated sales by product and other operating revenues follows:

Agri-products Segment Sales and Other Operating Revenues
For the Periods Ended April 30

	Three Months			Nine Months		
(in thousands)	2007	2006	% Change	2007	2006	% Change
Fertilizer products*	$ 52,438	$ 29,027	80.7%	$ 157,405	$ 150,555	4.5%
Crop protection products	11,395	7,584	50.3%	22,502	17,295	30.1%
Other operating revenue	29,619	19,738	50.1%	42,544	31,675	34.3%
Total	$ 93,452	$ 56,349	65.8%	$ 222,451	$ 199,525	11.5%

*Consolidated sales from the Pool's retail operations and the Pool's proportionate share from WCFL

Potential fertilizer shortages in Western Canada this spring caused producers to take delivery of their fertilizer supplies early. Moving into spring, fertilizer prices were approaching record highs in the wake of increased global demand that outpaced global supply. Demand from India, Brazil and the United States increased significantly in response to production growth of corn and soybeans, which require nitrogen to increase yields. At the same time, China reduced its fertilizer exports.

As well, expected shortages of certain canola seed varieties due to increases in Western Canadian canola acreage prompted producers to take product home early driving quarterly and year-to-date seed sales higher in the Pool's retail operations.

Crop protection products sales were also strong as producers took delivery of glyphosate and preseed products earlier this year, which drove quarterly and year-to-date sales.

EBITDA for the segment's third quarter was $9.8 million compared to nil in the third quarter of fiscal 2006. EBITDA from the Pool's retail operations improved to $5.2 million, up from a loss of $1.3 million last year (including a $0.4 million positive one-time item). The increase was due to higher margins primarily in the fertilizer and seed businesses. WCFL's third quarter contribution was $4.6 million compared to

$1.3 million for the same period last year due to significantly higher volumes and slightly higher selling prices.

On a year-to-date basis, segment EBITDA was $6.0 million compared to a loss of $4.8 million recorded in the first nine months of last year that also included the positive one-time item mentioned above. In the Pool's retail operations, the seasonal EBITDA loss of $5.7 million was less than half of last year's nine-month loss of $12.1 million. Better margins and a lower loan loss provision more than offset a decline in research and development revenue for the nine-month period of fiscal 2007. WCFL's EBITDA contribution for the first nine months of fiscal 2007 was $11.7 million, up 59.5% from $7.3 million last year. Lower production costs and higher sales volumes improved margins.

The segment's EBIT for the quarter was $7.1 million compared to an EBIT loss of $2.7 million last year. For the nine months, EBIT was a loss of $2.3 million compared to last year's loss at this time of $12.9 million.

The Pool's Agri-products segment is well positioned this crop season. Estimated seeded acreage this spring illustrates a shift from spring wheat to canola, barley and oats. Farmers in Saskatchewan are expected to show the greatest shift with acreage in each of these commodities increasing by approximately 1.0 million acres. In total, western Canadian canola acreage is expected to increase 1.6 million acres to 14.8 million acres, up 12.1% over last year's 13.2 million acres. The previous record for canola acreage was 14.2 million acres in fiscal 1995. The significant change in canola acreage is being fueled by rising commodity prices and increased demand for biofuels and is positive for the Agri-products segment given that canola requires substantially more investment per acre than cereal crops.

Crop Year Seeded Acreage – Western Canada

(in millions of acres)	All Wheat	Coarse Grains	Oilseeds*	Special Crops	Total
Five-year average for crop years 2002-2006	24.8	15.8	14.1	6.5	61.2
2007 Estimates	22.8	15.8	16.2	6.2	61.0
2006	25.0	13.5	15.3	5.9	59.7
2005	23.8	14.8	15.6	6.7	60.9
2004	24.5	15.8	14.9	7.1	62.3
2003	25.0	17.4	13.5	6.2	62.1
2002	25.5	17.6	11.3	6.7	61.1

Source: Statistics Canada Field Crop Reporting Series 2
*Includes canola and flaxseed

Good soil moisture throughout the Prairies could translate into solid crop protection products sales assuming normal weather patterns. Increased demand for fertilizer and limited supply is supporting strong fertilizer prices. With high commodity prices and solid demand for Canadian products combined with better cash flow among producers, the Pool believes producers will not significantly reduce their fertilizer application rates. Statistics Canada reported that producers in Western Canada

intend to increase seeded acreage by 1.3 million acres over last year, a strong signal for the agri-products business this growing season.

4.3 Agri-food Processing

The Pool's significant interests in agri-food processing include wholly-owned Can-Oat Milling, the world's largest industrial oat miller, with plants in Portage la Prairie, Manitoba, Martensville, Saskatchewan, and Barrhead, Alberta, and 42.4% owned Prairie Malt Limited, a single-site malting plant located at Biggar, Saskatchewan.

Can-Oat Milling is an established market leader in industrial supply and the supplier of choice for many North American food manufacturers. For the oat milling business, yield is a significant factor in profitability. In an average year, it takes 1.6 tonnes of raw oats to produce one tonne of oat ingredients. The quality of raw oats has the largest impact on yield. Oats are priced in U.S. dollars and the world feed grain market predominantly drives prices. The price of finished goods moves up and down with the price of oats. A strong Canadian dollar can create foreign exchange challenges thus hedging practices are important to protect margins.

In the Pool's malt business, reliable quality is a key factor in maintaining sales relationships with international customers. Only high-quality malt barley is selected for the malting process so crop quality can affect supply and increase production costs. For Prairie Malt, energy consumption, labour and yield maximization (the amount of malt produced from a tonne of barley) are key production drivers. Natural gas is also a key factor in production thus rising gas prices can affect margins. In addition, sales are priced in U.S. dollars. Prairie Malt reduces the impact of foreign currency fluctuations by engaging in hedging activities.

Sales in the Agri-food Processing segment for the quarter were $37.6 million, up from $29.8 million in the third quarter of fiscal 2006. Can-Oat Milling's sales were up 37.9% quarter-over-quarter reflecting higher sales volumes of flakes and whole oat groats. Prairie Malt's sales were down 4.0% over the prior year's third quarter largely due to lower sales prices.

Segment sales for the nine months ended April 30, 2007, were $109.9 million compared to $90.1 million in the prior year. Can-Oat's sales increase of 27.1% reflects strong customer demand that increased sales volumes for both finished and primary oat products. Finished products include oat flakes, oat bran and low bran oat flour, while primary products include whole groats. Prairie Malt's 6.7% increase in year-to-date sales resulted from higher sales volumes that occurred in the first quarter of fiscal 2007.

Segment EBITDA was $4.4 million for the third quarter, up from $3.9 million for the same period last year. Can-Oat's contribution to EBITDA for the quarter was up 16.2% over last year. Higher sales volumes and an increase in earnings from the mark-to-market oat position helped to offset losses caused by the change in foreign exchange rates, poorer production yields and a change in the product mix that

favoured lower margin products. Production costs were also up over last year's third quarter and relate mainly to production costs associated with the Barrhead facility and the Portage North Mill, which were not part of operations in last year's third quarter. Prairie Malt's EBITDA was down 27.3%. Lower sales volumes, higher transportation costs and lower selling prices pressured margins downward.

For the nine-month period, segment EBITDA was $12.1 million, down from $14.3 million in the same period last year. Can-Oat's nine-month contribution to EBITDA was down 6.3% from the same period last year. Despite improved third quarter results, margins on a year-to-date basis were lower because of poorer processing yields resulting from crop quality issues and a drop in rates on foreign exchange contracts. Prairie Malt's margins and earnings were down because of excess industry capacity, a strong Canadian dollar and higher transportation costs.

EBIT for this segment for the quarter was $2.9 million compared to $2.6 million in last year's third quarter. EBIT for the nine-month period was $7.7 million versus $10.4 million last year.

For fiscal 2007, the quality of oats has required Can-Oat to employ flexible sourcing strategies and alter its manufacturing processes in order to reduce the impact on yields. This has increased costs somewhat for fiscal 2007. Looking forward however, the outlook for this business remains positive. The benefits from Can-Oat's expansion at Portage la Prairie and the acquisition of the plant in Barrhead are expected to be fully realized in 2008. In addition, strong demand driven by health conscious consumers and the opportunity to expand markets due to the addition of organics and barley processing at the Barrhead facility are spurring optimism for Can-Oat over the long term.

Despite a sluggish start this year, industry dynamics for Prairie Malt are improving. The quality of malt barley is high, there is a tight global supply and demand for beer products in North America, Mexico, Asia, and South America is growing. Prairie Malt has responded to market opportunities by beginning to malt six-row barley in addition to two-row barley, its traditional primary input. Excess capacity is starting to encourage rationalization of the North American malting industry.

5. LIQUIDITY AND CAPITAL RESOURCES

Over the past several years, the Pool has employed various financial strategies to strengthen its balance sheet and provide the financial flexibility to allow it to pursue future growth strategies. It now has one of the strongest balance sheets in the industry. The Key Financial Information below provides a snapshot of various balance sheet items and illustrates the positive results that have been achieved from this disciplined focus on the capital structure.

The improvement in the Pool's financial position and ratios from April 30, 2006 to April 30, 2007 reflects the debt refinancing initiatives the Pool completed during fiscal 2006, along with its strong operating results. The Company's total debt-to-

equity ratio was strong at 25:75 on April 30, 2007 compared to 26:74 on April 30, 2006 (assuming the repayment of the Senior Subordinated Notes) and 24:76 on July 31, 2006. As a result, the Pool's debt service costs have decreased. Additional information is in Section 5.2 of this Management's Discussion and Analysis.

Key Financial Information

(in thousands, except ratios)	**As at April 30, 2007**	**As at April 30, 2006**	**As at July 31, 2006**
Current ratio (current assets/current liabilities)	1.56	1.65*	2.28
Total debt-to-equity (total debt/(total debt + equity))	25:75	26:74*	24:76
Long-term debt-to-equity (long-term debt/(long-term debt + equity))	18:82	21:79*	19:81
Current assets	$ 580,003	$ 487,830*	$ 390,418
Current liabilities	372,565	295,066*	171,033
Working capital	$ 207,438	$ 192,764	$ 219,385
Total debt	$ 159,284	$ 151,797*	$ 143,010
Long-term debt	$ 106,024	$ 112,115*	$ 110,807
Shareholders' equity	$ 479,285	$ 424,271	$ 461,430

*Assuming the Senior Subordinated Notes were repaid on April 30, 2006 resulting in a $153 million decrease to current assets, current liabilities and debt from the amounts shown on the April 30, 2006 balance sheet

5.1 Cash Flow Information

For the nine months ended April 30, 2007, the Pool generated cash flow prior to working capital changes of $47.4 million, an increase of $38.1 million over last year. The improvement reflects higher EBITDA and lower cash interest expense. Most of the Pool's cash flow is generated in its final quarter during the spring and early summer months when farmers are purchasing the majority of their agri-products and are selling their grains and oilseeds to free up storage for the fall harvest.

Cash Flow Operating Activities

(in thousands)	Nine Months Ended April 30, 2007	Nine Months Ended April 30, 2006	Twelve Months Ended July 31, 2006
Earnings (loss) from continuing operations	$ 11,984	$ (20,255)	$ (6,844)
Adjustments for items not involving cash and/or continuing operations	35,370	29,506	60,593
Cash flow prior to working capital changes	47,354	9,251	53,749
Changes in non-cash working capital items			
Accounts receivable	(41,029)	16,563	15
Inventories	(150,994)	(154,653)	(25,509)
Accounts payable	168,401	128,961	(2,429)
Prepaid expenses and deposits	(53,537)	(42,568)	7,663
Changes in non-cash operating working capital – continuing operations	(77,159)	(51,697)	(20,260)
Cash from discontinued operations	-	8,955	17,509
Cash (used in) from operating activities	$ (29,805)	$ (33,491)	$ 50,998

Free Cash Flow

	Nine Months Ended April 30, 2007	Nine Months Ended April 30, 2006	Twelve Months Ended July 31, 2006
Cash flow prior to working capital changes	$ 47,354	$ 9,251	$ 53,749
Capital expenditures	(26,420)	(12,100)	(29,985)
Free cash flow	$ 20,934	$ (2,849)	$ 23,764

Accounts receivable at the end of April 30, 2007 were $50.6 million higher than at April 30, 2006. Trade and other receivables were up $26.7 million mainly due to higher grain shipments and Agri-food Processing sales during the first nine months, while higher grain prices and inventories primarily contributed to a $23.9 million increase in CWB grain receivables.

Inventory levels were $21.9 million higher compared to April 30 last year. Higher prices and quantities of non-Board grains and higher inventory of crop protection products were partly offset by lower fertilizer and seed inventories.

Prepaid expenses and deposits were $3.3 million higher compared to the balance at the end of April 2006. Higher Agri-product deposits and prepaid inventory, mainly for fertilizer, were offset by a decrease in deposits from the Grain Handling and Marketing segment. In July 2006, the Pool replaced a $10.0 million security deposit at the Canadian Grain Commission with a letter of credit.

Accounts payable and accrued liabilities were up $73.0 million over the balance at April 30, 2006. Lower priced fertilizer, shortages of canola seed and better producer cash flow resulted in record producer pre-payments for agri-products for the spring. This accounted for $19.7 million of the increase while the remainder relates mainly to higher accrued corporate expenses of $11.4 million mostly due to the takeover bid for

Agricore United (AU), a $20.0 million provision for a pension settlement and increased trade credit

Selected Working Capital Items						
(in thousands)		As at April 30, 2007		As at April 30, 2006		As at July 31, 2006
Accounts receivable	$	165,428	$	114,842	$	123,176
Inventories		293,919		272,069		142,925
Prepaid expenses and deposits		66,611		63,305		13,074
Accounts payable and accrued liabilities		(317,950)		(244,906)		(129,940)
Total selected working capital items	$	208,008	$	205,310	$	149,235

5.2 Financing Activities

Long-term debt, including the current portion, was $106.0 million at April 30, 2007, down from $265.1 million at April 30, 2006. The decrease was mainly due to the refinancing of $150 million of 12% Senior Subordinated Notes with $100 million of 8% Senior Unsecured Notes and equity raised in April and May of 2006.

Subsequent to quarter-end, the Pool entered into a secured credit facility providing for up to $750 million to be used to partially pay for AU shares and to refinance existing term loan facilities of AU. The Pool expects to draw approximately $350.0 million to pay for the AU shares and the remainder will be used to repay the existing AU term debt. The proceeds of approximately $255.0 million from the sale of certain assets to James Richardson International (JRI) will be used to repay a portion of the loan under the new credit facility and it is the Pool's expectation that it will refinance the remainder of the loans in the coming months.

Debt Ratings

Rating Agency	Corporate Rating	Bank Debt	Senior Unsecured Notes	Rating Action
DBRS	NR*	BB (low)	B (high)	Under Review
Standard & Poor's	B+	BB	B	Watch Pos

* NR - not rated

On February 21, 2007, the Dominion Bond Rating Services (DBRS) changed its rating on Saskatchewan Wheat Pool Inc. from "Under Review with Positive Implications" to "Under Review with Developing Implications".

On May 9, 2007, Standard & Poor's maintained its CreditWatch with positive implications on Saskatchewan Wheat Pool Inc. following the Pool's revised offer for Agricore United.

5.3 Investing Activities

Capital expenditures for the nine months ended April 30, 2007, were $26.4 million, up from $12.1 million last year. The increase primarily reflects the upgrading of dust cleaning systems at the Pool's Vancouver port terminal and the expansion of Can-Oat Milling's Portage la Prairie plant completed in March. The Pool expects consolidated capital expenditures of approximately $40 million for fiscal 2007, excluding the acquisition of Agricore United.

6. CORPORATE DEVELOPMENTS

6.1 Pool's Offer to Agricore United

On November 7, 2006, the Pool announced its intention to acquire all of the securities of Agricore United (AU) in an effort to merge the two organizations. The offer included 1.35 Pool common shares for each AU Limited Voting Common Share (common share) and $24.00 plus accrued interest and unpaid dividends for each outstanding Series A Convertible Preferred Share (preferred share). The Pool originally estimated net synergies of $60 million resulting from of this combination.

In January 2007, the Pool extended and revised its offer to include a cash component and launched private and public subscription receipt offerings to raise the necessary funding to cover its cash requirements (details on the offerings can be found in Note 17 in the Notes to the Consolidated Financial Statements).

On February 21, 2007, AU announced an alternate transaction with James Richardson International Limited (JRI) together with the Ontario Teacher's Pension Plan. AU's Board of Directors recommended AU shareholders accept this offer.

On March 28, 2007, the Pool announced it had entered into a consent agreement with the Canadian Competition Bureau relating to its proposed acquisition of AU. In conjunction with the consent agreement, the Pool signed a definitive purchase and sale agreement with Cargill Limited (Cargill). Cargill agreed to purchase nine of AU's country elevators that include five agri-product facilities and sell to the Pool its 50% ownership interest in the Cascadia Terminal located on Vancouver's south shore and jointly owned with AU. Subject to the Pool being successful in its offer for AU, Cargill in turn agreed to acquire 100% of the Pool's Vancouver port terminal on the north shore and make an equalization payment to the Pool of $70 million plus amounts related to inventory held in the country grain handling facilities and other closing adjustments. The Pool and Cargill agreed to sign a five-year port terminal handling agreement under which Cargill will handle Pool-originated products. As a result of this transaction, the Pool satisfied an important condition of the offer and raised its net synergies estimate to approximately $80.0 million, after giving effect to the approximately $20.0 million of EBITDA to be sold to Cargill. Following this announcement, the Pool launched its second subscription receipt offering.

On May 9, 2007, the Pool presented a proposal to the AU Board, which ultimately led to an all cash offer of $20.50 per AU common share and $24.00 plus accrued interest and unpaid dividends for AU preferred shares. AU's Board of Directors accepted the proposal and the Pool entered into an acquisition agreement with AU. On the same date, the Pool and JRI entered into a definitive purchase agreement where JRI would buy 15 AU grain elevators (of which 12 include agri-product retail outlets) and nine AU agri-product retail locations if the Pool's offer was successful. JRI agreed to pay $255.0 million plus an estimated $60.0 million in related inventories and closing adjustments. In addition, the Pool and JRI agreed to sign a 10-year grain handling agreement on closing where the Pool will handle JRI-originated grains and WCFL will enter into a fertilizer supply agreement with JRI. This sale represents approximately $40.0 million in EBITDA sold to JRI. AU and JRI terminated their agreement and the AU Board of Directors recommended to shareholders they accept the Pool's all cash offer.

	Number of Facilities	Estimated EBITDA Sold	Sales Proceeds
Cargill	9 grain elevators including 5 agri-product facilities Vancouver port terminal swap	$20.0 million	$70.0 million plus related inventories and closing adjustments
JRI	15 grain elevators including 12 agri-product facilities 9 agri-product facilities	$40.0 million	$255.0 million plus related inventories and closing adjustments

The Pool extended its expiry date to May 28, and prior to trading on May 29, 2007, the Pool announced that approximately 81.6% of common shares were tendered to the offer as of the expiry time, exceeding its minimum 75% condition. Approximately 49.4% of preferred shares were also then tendered. The Pool subsequently extended its offer to June 12, 2007, to enable those shareholders who had not yet tendered to deposit their securities to the offer.

The initial take-up of common shares tendered by AU shareholders occurred on May 28, 2007. The Pool used net proceeds of $883.5 million, which it raised through subscription receipt offerings, and will draw approximately $350.0 million of funds from a new $750.0 million credit facility to finance the purchase. On May 29, the outstanding subscription receipts were exchanged for 113,905,586 common shares, and began trading on the Toronto Stock Exchange. The Pool's total issued and outstanding shares after the exchange are 204,156,350.

On June 13, 2007, AU will hold Special Meetings of its common shareholders who, among other things, will be asked to vote to authorize the continuance of AU as a corporation under the *Canada Business Corporations Act*. A new Board of Directors for AU will then be announced. A second AU common shareholders' meeting will be held to authorize a Plan of Arrangement to allow the Pool to acquire any remaining AU common shares not taken up and paid for under the offer. AU will redeem any remaining preferred shares and become a wholly-owned subsidiary of the Pool.

The Pool/AU combination will create the scale and scope of operations necessary to enhance Western Canada's position in agriculture's global environment. Merging the two companies together will also begin to address the problem of over-capacity in the industry and bring new efficiencies to Western Canada and to Prairie producers. Strong geographic representation will reduce the risk associated with adverse weather conditions in any one province that may affect crop quality, production volumes and agri-products sales. Shareholders will benefit from estimated gross synergies of approximately $90 million ($70.0 million net of Cargill transaction), primarily generated through efficiency measurements over the next 12 to 18 months. Once integration is complete, the new company will have an extensive portfolio of long-lived assets, operate under a modern governance model and become a Canadian leader in the global agricultural marketplace.

7. NON-GAAP FINANCIAL MEASURES

EBITDA (earnings from continuing operations before interest, taxes, and amortization) and EBIT (earnings from continuing operations before interest and taxes) are non-GAAP measures. Such measures do not have any standardized meanings prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other corporations. These measures are intended to provide further insight with respect to the Pool's financial results and to supplement its information on earnings (losses) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by continuing operations. EBIT is a measure of earnings from continuing operations prior to debt service costs and taxes.

Cash flow prior to working capital changes is the cash from or used in operating activities excluding non-cash working capital changes and cash from discontinued operations. The Pool uses cash flow prior to working capital changes as a financial measure for the evaluation of liquidity. Management believes that excluding the seasonal swings of non-cash working capital and the extraordinary nature of discontinued operations assists management's evaluation of long-term liquidity.

Free cash flow is cash flow prior to working capital changes less capital expenditures. Free cash flow is used by management to assess liquidity and financial strength. This measurement is also useful as an indicator of the Company's ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

These non-GAAP measures should not be considered in isolation from or as a substitute for GAAP measures such as (i) net earnings (loss), as an indicator of the Company's profitability and operating performance or (ii) cash flow from or used in continuing operations, as a measure of the Company's ability to generate cash.

8. FORWARD-LOOKING INFORMATION

Certain statements in this Management's Discussion and Analysis are forward-looking statements and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that the Pool or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results of the Company and such matters, are forward-looking statements. In addition, the words "believes", "intends", "anticipates", "expects", "estimates" and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under the heading "Risk Factors" in the Pool's Annual Information Form and in the Pool's Annual Report under the heading "Risk Management" in the Management's Discussion and Analysis; integration risk associated with the merger of the Pool and Agricore United; weather conditions; crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; the Pool's dependence on key personnel; any labour disruptions; the Corporation's financial leverage and funding requirements; credit risk in respect of customers of the Pool; foreign exchange risk and counter party risks in connection with foreign exchange and commodity hedging programs; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; and global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing, and other operations; and environmental risks and unanticipated expenditures relating to environmental or other matters.

All of the forward-looking statements in the Management's Discussion and Analysis are qualified by these cautionary statements and the other cautionary statements and factors contained herein and there can be no assurance that the developments or results anticipated by the Pool and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company. Although the Pool believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this document. In addition to other assumptions identified, assumptions have been made regarding, among other things: western Canadian and, in particular, Saskatchewan crop production and quality for the 2007 fiscal year and subsequent crop years; the volume and quality of grain held

on farm by producer customers; movement and sales of Board grains by the Canadian Wheat Board; agricultural commodity prices; general financial conditions for western Canadian agricultural producers; demand for seed grain, fertilizer, chemicals and other agri-products by our customers; market share of grain deliveries and agri-products sales that will be achieved by the Pool; ability of the railways to ship grain to port facilities for export without labour or other service disruptions; extent of customer defaults in connection with credit provided by the Pool or Farm Credit Canada in connection with agri-products purchases; demand for oat and malt barley products and market share of sales of these products that will be achieved by the Pool's subsidiaries; the impact of competition; environmental and reclamation costs; the ability to obtain and maintain existing financing on acceptable terms; and currency, exchange and interest rates. The Pool disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

9. ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis relating to the third quarter ended April 30, 2007, should be read in conjunction with the Pool's Management's Discussion and Analysis for its year ended July 31, 2006, which is included at pages 30 to 68 of the Pool's 2006 Annual Report. Additional information relating to the Pool, including its most recent Annual Information Form, is available on SEDAR at www.sedar.com and the Pool's website www.swp.com.

Mayo Schmidt
President and Chief Executive Officer

Wayne Cheeseman
Chief Financial Officer

June 11, 2007

Saskatchewan Wheat Pool Inc.
2625 Victoria Avenue,
Regina, Saskatchewan S4T 7T9
http://www.swp.com

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

AS AT	April 30, 2007 (unaudited)	April 30, 2006 (unaudited)	July 31, 2006 (audited)
ASSETS			
Current Assets			
Cash	$ 4,134	$ 2,760	$ 5,071
Cash in trust (Note 16b)	278	624	508
Short-term investments (Note 3)	48,617	186,389	104,892
Accounts receivable	165,428	114,842	123,176
Inventories	293,919	272,069	142,925
Prepaid expenses and deposits	66,611	63,305	13,074
Future income taxes	1,016	841	772
	580,003	640,830	390,418
Investments	4,815	5,399	4,904
Property, Plant and Equipment	257,384	243,827	255,552
Other Long-Term Assets (Note 4)	44,114	14,914	20,605
Future Income Taxes	102,551	107,321	102,551
	$ 988,867	$ 1,012,291	$ 774,030
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank indebtedness (Note 5)	$ 10,861	$ 19,372	$ 13,238
Short-term borrowings (Note 6)	23,697	-	-
Members' demand loans	18,702	20,310	18,965
Accounts payable and accrued liabilities	317,950	244,906	129,940
Long-term debt due within one year (Note 7)	1,355	163,478	8,890
	372,565	448,066	171,033
Long-Term Debt (Note 7)	104,669	101,637	101,917
Other Long-Term Liabilities	30,723	35,388	37,616
Future Income Taxes	1,625	2,929	2,034
	509,582	588,020	312,600
Shareholders' Equity			
Share capital (Note 8)	502,760	489,735	502,760
Contributed surplus	319	292	308
Retained earnings (deficit)	(23,794)	(65,756)	(41,638)
	479,285	424,271	461,430
	$ 988,867	$ 1,012,291	$ 774,030

Commitments, contingencies and guarantees (Notes 16 and 17)

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)
(in thousands)

FOR THE PERIOD ENDED	Three Months Ended April 30, 2007 (unaudited)	Three Months Ended April 30, 2006 (unaudited)	Nine Months Ended April 30, 2007 (unaudited)	Nine Months Ended April 30, 2006 (unaudited)
Sales and Other Operating Revenues	$ 402,337	$ 336,498	$ 1,191,835	$ 978,180
Cost of Sales and Expenses				
Cost of sales and operating expenses	364,294	304,546	1,095,274	907,784
Selling and administrative expenses	13,478	14,416	42,818	41,787
Depreciation and amortization	7,183	6,926	22,347	20,654
Provision for pension settlement (Note 10b)	-	-	5,000	-
	384,955	325,888	1,165,439	970,225
Earnings Before Interest and Taxes	17,382	10,610	26,396	7,955
Interest expense (Note 11a)	3,320	6,403	9,127	18,324
Expenses associated with the redemption of the Senior Subordinated Notes (Note 11b)	-	11,209	-	11,209
Earnings (Loss) Before Corporate Taxes	14,062	(7,002)	17,269	(21,578)
Provision for (recovery of) corporate taxes (Note 12)	4,879	3,623	5,285	(1,323)
Net Earnings (Loss) From Continuing Operations	9,183	(10,625)	11,984	(20,255)
Net Recovery From Discontinued Operations (Note 13)	-	2,373	-	7,294
Net Earnings (Loss)	9,183	(8,252)	11,984	(12,961)
Retained Earnings (Deficit), Beginning of Period	(37,981)	(63,196)	(41,638)	(58,487)
Future income taxes - adjustment	5,004	7,191	5,860	7,191
Future income taxes - costs of recapitalization	-	811	-	811
Share recapitalization costs	-	(2,310)	-	(2,310)
Retained Earnings (Deficit), End of Period	$ (23,794)	$ (65,756)	$ (23,794)	$ (65,756)
Basic and Diluted Earnings (Loss) Per Share (Note 8b)				
From Continuing Operations	$ 0.10	$ (0.13)	$ 0.13	$ (0.25)
Net Earnings (Loss)	$ 0.10	$ (0.10)	$ 0.13	$ (0.16)

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

FOR THE PERIOD ENDED	Three Months Ended April 30, 2007 (unaudited)	Three Months Ended April 30, 2006 (unaudited)	Nine Months Ended April 30, 2007 (unaudited)	Nine Months Ended April 30, 2006 (unaudited)
Cash From (Used in) Operating Activities				
Earnings (loss) from continuing operations	$ 9,183	$ (10,625)	$ 11,984	$ (20,255)
Adjustments for items not involving cash and/or continuing operations				
Amortization	7,183	6,926	22,347	20,654
Future income tax provision (recovery)	4,640	3,350	5,208	(2,216)
Provision for pension settlement (Note 10b)	-	-	5,000	-
Post employment benefit (Note 10a)	230	470	685	1,400
Non-cash financing expenses (Note 11)	491	9,275	1,473	11,270
Loss (gain) on sale of property, plant and equipment (Note 14)	8	(2,389)	(71)	(2,595)
Other items	354	387	728	993
Adjustments for items not involving cash and/or continuing operations	12,906	18,019	35,370	29,506
Changes in non-cash working capital items				
Accounts receivable	(13,521)	17,043	(41,029)	16,563
Inventories	(79,129)	(100,492)	(150,994)	(154,653)
Accounts payable	83,559	60,577	168,401	128,961
Prepaid expenses and deposits	(25,983)	1,033	(53,537)	(42,568)
Changes in non-cash working capital - continuing operations	(35,074)	(21,839)	(77,159)	(51,697)
Cash used in operating activities - continuing operations	(12,985)	(14,445)	(29,805)	(42,446)
Cash from discontinued operations	-	-	-	8,955
Cash used in operating activities	(12,985)	(14,445)	(29,805)	(33,491)
Cash From (Used in) Financing Activities				
Proceeds from long-term debt	-	100,000	-	100,000
Repayment of long-term debt	(979)	(608)	(4,783)	(2,345)
(Repayment of) proceeds from short-term borrowings	(31,839)	(22,365)	23,697	(392)
Repayment of other long-term liabilities, net	(135)	(71)	(286)	(239)
(Repayment of) proceeds from members' demand loans	(58)	282	(263)	(1,166)
Increase in share capital	-	50,250	-	50,250
Equity cost	-	(2,205)	(26)	(2,709)
Debt refinancing cost	-	(2,625)	(26)	(2,584)
Cash (used in) from financing activities	(33,011)	122,658	18,313	140,815
Cash From (Used in) Investing Activities				
Property, plant and equipment expenditures	(5,659)	(3,947)	(26,420)	(12,100)
Proceeds on sale of property, plant and equipment	11	2,762	226	2,964
Decrease in cash in trust (Note 16b)	30,552	31,411	230	147
Decrease (increase) in investments	-	-	187	(143)
Business acquisition costs	(13,710)	-	(15,844)	-
Increase in other long-term assets	(123)	(92)	(1,722)	(1,693)
Cash from (used) in investing activities	11,071	30,134	(43,343)	(10,825)
(Decrease) Increase in Cash and Cash Equivalents	(34,925)	138,347	(54,835)	96,499
Cash and Cash Equivalents, Beginning of Period	76,815	31,430	96,725	73,278
Cash and Cash Equivalents, End of Period	$ 41,890	$ 169,777	$ 41,890	$ 169,777
Cash and cash equivalents consist of:				
Cash	$ 4,134	$ 2,760	$ 4,134	$ 2,760
Short-term investments	48,617	186,389	48,617	186,389
Bank indebtedness	(10,861)	(19,372)	(10,861)	(19,372)
	$ 41,890	$ 169,777	$ 41,890	$ 169,777
Supplemental disclosure of cash paid during the period from continuing operations:				
Interest paid	$ (5,493)	$ (4,665)	$ (11,859)	$ (14,893)
Income taxes recovered (paid), net	$ 518	$ (59)	$ 120	$ (1,949)

1. NATURE OF BUSINESS

Saskatchewan Wheat Pool Inc. (the Company) is a publicly traded, vertically integrated Canadian agri-business. Business operations include three reporting segments: Grain Handling and Marketing, Agri-products and Agri-food Processing.

The Grain Handling and Marketing segment includes 42 high throughput terminals and six specialty crop cleaning and handling facilities strategically located in the prime agricultural growing regions of Western Canada. This segment also includes two wholly owned port terminal facilities located in Vancouver, British Columbia and Thunder Bay, Ontario, and an ownership interest in an export facility in Prince Rupert, British Columbia. Activity in this segment consists of the collection of grain through the Company's primary elevator system, shipping to inland or port terminals, cleaning of grain to meet regulatory specifications, and sales to domestic or export markets. Earnings in the Grain Handling and Marketing segment are volume driven and are derived primarily from tariffs charged to producers for elevation and cleaning of Canadian Wheat Board grains and from the sales of non-Board grains. Revenue is also derived through grain handling, blending, drying, storage and other ancillary services, as well as the sale of by-products.

The Agri-products segment includes an ownership interest in a fertilizer manufacturer / distributor and a retail network of 101 retail locations throughout Western Canada. Agri-products sales lines include fertilizer, crop protection products, seed and seed treatments, and equipment.

The Agri-food Processing segment includes the manufacture and marketing of value-added products associated with oats and malt barley. Wholly owned subsidiary Can-Oat Milling maintains plants in Portage la Prairie, Manitoba, Martensville, Saskatchewan and Barrhead, Alberta, with the majority of its products exported. At its plant located in Biggar, Saskatchewan, affiliate Prairie Malt Limited processes malt barley into malt for domestic and export markets.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the level and mix of crop inputs and ultimately, the financial performance of the Company are highly dependent upon weather conditions throughout the crop production cycle.

The Company's earnings are seasonal with the fourth quarter (May to July) traditionally being the strongest quarter for the Company, primarily as a result of sales activity in the Agri-products segment. Agri-product sales peak in the fourth quarter when crops are seeded. To a lesser extent, sales of crop protection products and fertilizer occur in the first quarter (August to October), as producers prepare land in anticipation of spring seeding. Earnings in the other segments are generally consistent from quarter-to-quarter. Factors impacting this consistency are primarily related to weather and include crop quality, the timing of harvest, seeding, and winter facility closures, as well as timing of export programs and market prices.

April 30, 2007 (unaudited) - in thousands of Canadian dollars, except as noted

2. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements (interim financial statements) include the accounts of Saskatchewan Wheat Pool Inc., its subsidiaries and affiliated companies and have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements do not include disclosures normally provided in annual financial statements and should be read in conjunction with the Company's fiscal 2006 Annual Report.

a) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Management believes that the estimates are reasonable, however, actual results could differ from these estimates.

The interim financial statements are based upon accounting principles consistent with those used and described in the annual financial statements.

b) Investments

The Company accounts for its investments in affiliated companies over which it has significant influence, using the equity basis of accounting, whereby the investments are initially recorded at cost, and subsequently adjusted to recognize the Company's share of earnings or losses of the investee companies and reduced by dividends received. Short-term investments are recorded at the lower of cost and market. Other investments are recorded at cost.

The Company's non-controlling interest in Prince Rupert Grain terminal (PRG) is recorded at a nominal amount since the value of the debt exceeds the depreciated value of the terminal. At April 30, 2007, PRG has approximately $316 million in loans due to a third party. The loans mature in 2015 ($202 million) and 2035 ($114 million) and are secured by the terminal without recourse to the consortium members.

3. SHORT-TERM INVESTMENTS

	April 30		July 31
	2007	2006	2006
Saskatchewan Wheat Pool Inc.	$ 40,000	$ 180,131	$ 77,955
Subsidiaries and proportionate share of joint ventures	8,617	6,258	26,937
	$ 48,617	$ 186,389	$ 104,892

April 30, 2007 (unaudited) - in thousands of Canadian dollars, except as noted

4. OTHER LONG-TERM ASSETS

	April 30, 2007		April 30, 2006		July 31, 2006	
		Accumulated Amortization		Accumulated Amortization		Accumulated Amortization
Acquisition costs	$ 25,665	$ -	$ -	$ -	$ -	$ -
Deferred pension assets	8,835	-	4,416	-	9,395	-
Deferred financing costs	7,533	3,680	7,534	1,716	7,533	2,207
Other	7,526	1,765	5,696	1,016	7,093	1,209
	49,559	$ 5,445	17,646	$ 2,732	24,021	$ 3,416
Accumulated amortization	(5,445)		(2,732)		(3,416)	
	$ 44,114		$ 14,914		$20,605	

Acquisition costs represent incremental costs incurred in relation to the Company's offer for United Grain Growers Limited, carrying on business as Agricore United (see Note 17).

Deferred financing costs are amortized over the term of the associated debt.

Amortization of deferred financing costs of $1.5 million for the nine months ended April 30, 2007 (2006 – $1.2 million) is included in interest expense. Amortization of other assets of $0.5 million (2006 - $0.5 million) is included in amortization expense.

5. BANK INDEBTEDNESS

	April 30		July 31
	2007	2006	2006
Saskatchewan Wheat Pool Inc.	$ 10,861	$ 10,003	$ 13,238
Subsidiaries and proportionate share of joint ventures	-	9,369	-
	$ 10,861	$ 19,372	$ 13,238

6. SHORT-TERM BORROWINGS

	April 30		July 31
	2007	2006	2006
Saskatchewan Wheat Pool Inc.	$ 15,513	$ -	$ -
Subsidiaries and proportionate share of joint ventures	8,184	-	-
	$ 23,697	$ -	$ -

The Company has a $250 million senior secured asset backed revolving loan with a syndicate of financial institutions that matures in March 2008 and is secured by the assets of the Company. Interest is currently payable monthly at prime plus 0.5%.

At April 30, 2007, the Company had outstanding letters of credit and similar instruments of $29.1 million related to operating an agri-business (April 30, 2006 - $15.1 million; July 31, 2006 - $35.1 million). These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

At April 30, 2007, availability under the asset backed revolving loan facility was $134.7 million (April 30, 2006 - $92.7 million; July 31, 2006 - $59.5 million).

April 30, 2007 (unaudited) - in thousands of Canadian dollars, except as noted

Subsidiaries' and proportionate share of joint ventures' short-term borrowings consist of bank operating loans, which are secured by a first charge against present and future assets. The Company does not guarantee, nor does it have responsibility for, the repayment of the subsidiaries' or joint ventures' loans.

7. LONG-TERM DEBT

	April 30		July 31
	2007	2006	2006
Senior Unsecured Notes (a)	$ 100,000	$ 100,000	$ 100,000
Senior Subordinated Notes (b)	-	153,000	-
Members' term loans (c)	3,982	5,262	5,276
Sub-total	103,982	258,262	105,276
Subsidiaries' and proportionate share of joint ventures' secured debt (c)	2,042	6,853	5,531
Total consolidated long-term debt	106,024	265,115	110,807
Less portion due within one year:			
Senior subordinated notes	-	153,000	-
Members' term loans	925	3,625	3,359
Subsidiaries' and proportionate share of joint ventures' debt	430	6,853	5,531
Long-term debt due within one year	1,355	163,478	8,890
Total long-term debt	$ 104,669	$ 101,637	$ 101,917

a) Senior Unsecured Notes

- On April 6, 2006, the Company completed the offering of $100 million of 8% Senior Unsecured Notes due April 8, 2013. Net proceeds from the offering assisted in funding the early redemption of the 12% Senior Subordinated Notes on May 5, 2006.

b) Senior Subordinated Notes

- On May 5, 2006, the Senior Subordinated Notes were redeemed at the full early redemption price of $153 million.

c) Other

- Members' term loans are unsecured and consist of one-year to seven-year loans with non-institutional investors and employees. Interest is payable semi-annually at interest rates which vary from 4% to 9%.
- The subsidiaries' and the proportionate share of joint ventures' debts bear interest at variable rates. The debts mature in 2011. The debts are secured by certain assets and some are subject to meeting certain covenants.
- The Company does not guarantee nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' debts.

8. SHARE CAPITAL

a) Common Voting Shares

Authorized

Unlimited Common Voting Shares

The following table summarizes the Common Voting Shares for the nine month periods ended April 30, 2007 and April 30, 2006.

	Common Voting Shares	
	Number[1]	Amount
Balance, July 31, 2005	81,834,137	$ 439,485
Share issuance	6,700,000	50,250
Balance, April 30, 2006	88,534,137	489,735
Share issuance – over-allotment	670,000	5,025
Share issuance – private placement	1,046,627	8,000
Balance, July 31, 2006 and April 30, 2007	90,250,764	$ 502,760

[1]Number of shares are not shown in thousands

Issuance

On April 5, 2006, the Company issued 6,700,000 common shares as part of a $50.25 million offering. On May 9, 2006, an additional $5.025 million was raised and 670,000 common shares were issued related to an Over-Allotment Option granted to a syndicate of underwriters associated with the initial offering. Total underwriters' fees and other costs associated with the offering were approximately $2.5 million. In accordance with the capital nature of these transactions, the associated costs were reflected as a charge to shareholders' equity and reflected in the retained earnings (deficit) of the Company. Net proceeds from the offering assisted in funding the early redemption of the 12% Senior Subordinated Notes on May 5, 2006 (see Note 7b).

A subscription agreement, on a private placement basis, closed on May 19, 2006, whereby 1,046,627 common shares were issued at a purchase price of $8.0 million or $7.6436 per common share.

b) Earnings (Loss) Per Share

	Three Months Ended April 30		Nine Months Ended April 30	
	2007	2006	2007	2006
Net earnings (loss)	$ 9,183	$(8,252)	$ 11,984	$(12,961)
Less: Net earnings (loss) from continuing operations	9,183	(10,625)	11,984	(20,255)
Net recovery from discontinued operations	$ -	$ 2,373	$ -	$ 7,294

Denominator for basic earnings (loss) per share amounts:				
Weighted average number of shares outstanding	90,251	83,716	90,251	82,448
Basic earnings (loss) per share:				
Continuing operations	$ 0.10	$ (0.13)	$ 0.13	$ (0.25)
Discontinued operations	$ -	$ 0.03	$ -	$ 0.09
Net earnings (loss) per share	$ 0.10	$ (0.10)	$ 0.13	$ (0.16)

April 30, 2007 (unaudited) - in thousands of Canadian dollars, except as noted

	Three Months Ended April 30		Nine Months Ended April 30	
	2007	**2006**	**2007**	**2006**
Denominator for diluted earnings (loss) per share amounts:				
Weighted average number of shares outstanding	90,253	83,716	90,253	82,448
Diluted earnings (loss) per share:				
Continuing operations	$ 0.10	$ (0.13)	$ 0.13	$ (0.25)
Discontinued operations	$ -	$ 0.03	$ -	$ 0.09
Net earnings (loss) per share	$ 0.10	$ (0.10)	$ 0.13	$ (0.16)

Diluted earnings (loss) per share is calculated based on the weighted average number of shares issued and outstanding during the period. The denominator is (1) increased by the total of the additional common shares that would have been issued assuming exercise of all stock options with exercise prices at or below the average market price for the period; and (2) decreased by the number of shares that the company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

For periods in which there was a loss applicable to common shares, stock options with exercise prices at or below the average market price for the year were excluded from the calculation of diluted net loss per share, as inclusion of these securities would have been anti-dilutive to the net loss per share.

The tables above exclude approximately 113.9 million additional common shares issued by the Company subsequent to April 30, 2007 (see Note 17b).

9. STOCK-BASED COMPENSATION PLANS

The Company has four stock-based compensation plans: a management stock option plan, which became inactive during fiscal 2004, a deferred share unit (DSU) plan for independent directors and a restricted share unit (RSU) plan and a performance share unit (PSU) plan for designated executives.

a) Deferred Share Units

In fiscal 2006, the Company began offering a DSU plan to independent directors. A DSU is a notional unit that reflects the market value of a single common share of the Company. In this plan, 40% of each director's annual retainer is paid in DSUs. In addition, on an annual basis directors can elect to receive any percentage from 40% to 100% of their annual retainer and any additional fees for the immediately succeeding year in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash, or for common shares of the Company purchased on the open market, at the director's option upon a director leaving the Board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of the Company on the Toronto Stock Exchange for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As at April 30, 2007, the total DSUs held by directors was 145,460 (2006 – 61,451). The Company recorded compensation costs related to outstanding

April 30, 2007 (unaudited) - in thousands of Canadian dollars, except as noted

DSUs for the respective three and nine month periods ended April 30, 2007 of $0.3 million and $0.6 million (2006 - $0.1 million and $0.4 million).

b) Restricted Share Units

In fiscal 2006, the Company began providing each designated executive an annual grant of RSUs as part of their compensation. Each RSU represents one notional common share that entitles the participant to a payment of one common share of the Company, purchased on the open market, or an equivalent cash amount at the Company's discretion. RSUs vest at the end of a three-year period. Holders of RSUs have the option of converting to an equivalent number of DSUs 60 days prior to vesting. As at April 30, 2007, the total RSUs granted was 230,762 (2006 – 160,875). The Company recorded compensation costs related to outstanding RSUs for the respective three and nine month periods ended April 30, 2007 of $0.1 million and $0.5 million (2006 - $0.1 million and $0.3 million).

c) Performance Share Units

In fiscal 2006, the Company began providing each designated executive an annual grant of PSUs as part of their compensation. The performance objectives under the plan are designed to further align the interest of the designated executive with those of shareholders by linking the vesting of awards to EBITDA over the three-year performance period. The number of PSUs that ultimately vest will vary based on the extent to which actual EBITDA matches budgeted EBITDA for the three-year period. Each PSU represents one notional common share that entitles the participant to a payment of one common share of the Company, purchased on the open market, or an equivalent cash amount at the Company's discretion. PSUs vest at the end of a three-year period. The final value of the PSUs will be based on the value of the Company's stock at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total EBITDA and whether the participating executive remains employed by the Company at the end of the three-year vesting period. Holders of PSUs have the option of converting to an equivalent number of DSUs 60 days prior to vesting. As at April 30, 2007, the total PSUs granted to designated executives was 692,288 (2006 – 482,625). The Company recorded compensation costs related to outstanding PSUs for the respective three and nine month periods ended April 30, 2007 of $0.4 million and $1.8 million (2006 - $0.2 million and $0.9 million).

d) Management Stock Option Plan

During fiscal 2004, this plan became inactive. Options previously granted under the Management Stock Option Plan were approved by the Board of Directors. To date, 187,475 shares have been allocated to the plan. Under this plan, options are exercisable in increments over a maximum of 10 years beginning on the first anniversary date of the option grant. Options granted under this plan primarily vest at a rate of 25% per year commencing on the first anniversary date of the grant.

The expense related to stock options is based on the fair value of options vested in the year, and is determined by the Black-Scholes option pricing model with the following assumptions: risk free rate 4.4% to 4.85%, dividend yield 0%, a volatility factor of the expected market price of the Company's shares of 100, and a weighted average expected option life of five years. For the nine month periods ended April 30, 2007 and April 30,

April 30, 2007 (unaudited) - in thousands of Canadian dollars, except as noted

2006, a negligible amount was expensed as stock-based compensation related to stock options.

Of the 81,634 outstanding stock options at April 30, 2007, 13% have an exercise price of $6.50 or less; the remainder have an exercise price at, or greater than, $31. Of the options exercisable at April 30, 2007, 10% have an exercise price of $6.50 or less; the remainder have an exercise price at, or greater than, $31. At April 30, 2007, the shares closed at $8.30.

10. POST EMPLOYMENT BENEFITS

a) The Company's net benefit cost related to defined benefit pension plans and retiring allowances for the respective three and nine month periods ended April 30, 2007 is $0.3 million and $0.7 million (2006 - $0.5 million and $1.4 million).

b) The Company, not including subsidiaries and affiliates, contributes to three defined contribution plans of which one is a multi-employer plan. The Company's total contribution expense, including the subsidiaries' and proportionate share of joint ventures' defined contribution plans for the respective three and nine month periods ended April 30, 2007 is $1.2 million and $3.1 million (2006 - $0.9 million and $2.9 million).

One of the plans that the Company contributes to is the Saskatchewan Wheat Pool/Grain Services Union Pension Plan, a closed negotiated cost plan that provides defined benefits on the basis of fixed contributions, that are negotiated between the Company and the Grain Services Union (GSU), to approximately 1,400 former employees and 600 active employees. Since the cost is negotiated, the Company accounts for this Plan as a defined contribution plan; however, it must be valued for regulatory purposes as a defined benefit plan. The Plan is administered by a board of trustees (the "Trustees"), three of whom are appointed by the Company and three of whom are appointed by the GSU. The Trustees have limited powers to amend the Plan without agreement of the GSU and the Company.

On September 22, 2005, the Office of the Superintendent of Financial Institutions (OSFI) expressed concern about the solvency of the Plan and based on its own financial tests ordered that transfers from the Plan made by members exercising portability rights be restricted to 80% of the accrued value of their benefits. The remaining portion would be paid out over the following five-year period, assuming the Plan does not wind-up.
A formal actuarial valuation on the Plan as at December 31, 2005 was filed with OSFI in June 2006. The report indicates a solvency deficiency of $38.8 million and a going concern surplus of $7.9 million. Pension regulations require the solvency deficiency as at December 31, 2005 to be addressed over a five-year period through equal quarterly installments plus interest. With a $38.8 million solvency deficiency, additional contributions (deficiency payments) of approximately $2.2 million per quarter would be required over a five-year period or until termination of the Plan.

The Plan cannot be wound up or amended to address the solvency issue without the agreement of the Company and the GSU. In written correspondence in March and April 2006, OSFI indicated it was the duty of the GSU and the Company to act in good faith to restore the solvency of the Plan and pointed out that the Pension Benefits Standards Act

April 30, 2007 (unaudited) - in thousands of Canadian dollars, except as noted

does not provide for different funding requirements for a closed negotiated cost plan that provides defined benefits, and that accordingly in respect of such plans, OSFI's view is that the employer is responsible for making special and normal cost payments to the pension fund. On October 18, 2006 the Company advised OSFI that the GSU had rejected the Company's final offer to fund 50% of the deficiency up to a maximum of $20 million. On October 26, 2006, OSFI notified the Company of its intention to direct the Company to make deficiency payments as they fall due and all overdue payments, subject to receiving written submissions by November 14, 2006. The Company filed its submissions on November 3, 2006, taking the position that it is in compliance with all of its funding obligations in respect of the Plan, that it is not responsible for ongoing deficiency payments, and that in the absence of an agreement with the GSU to amend the Plan to bring it into compliance with the provisions of applicable pension legislation (requiring the Plan to provide for funding in accordance with prescribed tests and standards for solvency), the Plan should be terminated.

On November 20, 2006, after reviewing further submissions from the Company and the GSU, OSFI issued a Direction requiring the Company to make payments of deficiency arrears of $6.8 million before November 30, 2006 and ongoing quarterly installments relating to the solvency deficiency of approximately $2.2 million as they fall due thereafter. OSFI and the Company are discussing terms on which OSFI's November 20, 2006 direction to SWP may be stayed pending the outcome of the legal proceedings. The Company is seeking judicial review of the Direction and an order to terminate the Plan in the Federal Court of Canada. The Company's position is that it is in compliance with all of its funding obligations in respect of the Plan, that it is not responsible for deficiency payments while the Plan remains ongoing, and that in the absence of an agreement with the GSU to amend the Plan to bring it into compliance with applicable pension legislation (which requires Plan terms to provide for funding in accordance with prescribed tests and standards for solvency) the Plan should be terminated.

In fiscal 2006, the Company recorded a charge of $15 million in connection with potential obligations with respect to the Plan. In the second quarter of fiscal 2007, management recorded an additional charge of $5 million to reflect the Company's best estimate of the minimum cost to the Company of resolving the dispute. While it is uncertain as to the manner in which this matter will be ultimately resolved, in the opinion of management it is likely that the minimum cost to the Company will be $20 million. There is a continuing risk that the Company may ultimately be held responsible for an increase in contributions beyond this $20 million provision.

A formal valuation at December 31, 2006 is being conducted to determine the extent of the solvency deficiency and is due to be filed with OSFI by June 30, 2007. The Company has received a preliminary estimate that the solvency deficiency is approximately $23.3 million at December 31, 2006.

April 30, 2007 (unaudited) - in thousands of Canadian dollars, except as noted

11. FINANCING EXPENSES

a) Interest Expense

	Three Months Ended April 30		Nine Months Ended April 30	
	2007	2006	2007	2006
Saskatchewan Wheat Pool Inc.				
Interest	$ 2,905	$ 5,277	$ 7,863	$ 15,208
Non-cash accretion	-	643	-	1,862
Amortization of deferred financing costs	491	423	1,473	1,199
Subsidiaries' and proportionate share of joint ventures' interest	(76)	60	(209)	55
	$ 3,320	$ 6,403	$ 9,127	$ 18,324

b) Expenses Associated with the Redemption of the Senior Subordinated Notes

	Three Months Ended April 30		Nine Months Ended April 30	
	2007	2006	2007	2006
Saskatchewan Wheat Pool Inc.				
Adjustment of carrying value to face value	$ -	$ 8,209	$ -	$ 8,209
Early repayment premium	-	3,000	-	3,000
	$ -	$ 11,209	$ -	$ 11,209

12. PROVISION FOR (RECOVERY OF) CORPORATE TAXES

The variation between the provision calculated at the statutory income tax rate and the Company's provision is explained as follows:

	Three Months Ended April 30		Nine Months Ended April 30	
	2007	2006	2007	2006
Basic federal and provincial tax rate	$ 4,886	$ (2,549)	$ 6,000	$ (7,854)
Effect of provincial tax rate change on future taxes	-	5,753	-	5,753
Amounts not taxable for income tax purposes	(88)	30	(373)	193
Capital taxes	-	339	-	662
Other	81	50	(342)	(77)
	$ 4,879	$ 3,623	$ 5,285	$ (1,323)

13. DISCONTINUED OPERATIONS

In fiscal 2004, the Company exited from its Heartland Pork, Heartland Feeds and Aquaculture operations. The results of these operations have been reflected as discontinued operations, in accordance with CICA 3475 Disposal of Long-Lived Assets and Discontinued Operations.

The fiscal 2006 net recoveries from discontinued operations are after-tax recoveries related to filings under the Canadian Agricultural Income Stabilization Program (CAIS), a joint federal/provincial risk management program. The CAIS filings represent a recovery of a portion of the operating losses incurred by these discontinued operations in prior years.

April 30, 2007 (unaudited) - in thousands of Canadian dollars, except as noted

The breakdown of discontinued operations presented in the consolidated statements of earnings and retained earnings (deficit) is as follows:

	Three Months Ended April 30		Nine Months Ended April 30	
	2007	**2006**	**2007**	**2006**
Recovery before corporate taxes	$ -	$ 3,718	$ -	$ 11,468
Corporate tax (expense)				
Current	-	-	-	-
Future	-	(1,345)	-	(4,174)
Total corporate tax (expense)	-	(1,345)	-	(4,174)
Net recovery from discontinued operations[1]	$ -	$ 2,373	$ -	$ 7,294
[1]Net recovery from discontinued operations includes sales, service and other revenues	$ -	$ 3,718	$ -	$ 11,468

14. GAIN ON SALE OF PROPERTY, PLANT AND EQUIPMENT

Reflected under Sales and Other Operating Revenues for the nine months ended April 30, 2007 is nil (2006 - $2.6 million) relating to gains on the sale of property, plant and equipment. Recorded in the third quarter of 2006 is $2.4 million ($2.0 million Grain Handling and Marketing segment, $0.4 million Agri-products segment) relating to the Company's sale of its 50% interest in the Lloydminster Joint Venture on February 22, 2006.

April 30, 2007 (unaudited) - in thousands of Canadian dollars, except as noted

15. SEGMENTED INFORMATION

	Three Months Ended April 30		Nine Months Ended April 30	
	2007	2006	2007	2006
Sales and Other Operating Revenues				
Grain Handling and Marketing	$ 275,366	$ 253,129	$ 867,569	$ 699,895
Agri-products	93,452	56,349	222,451	199,525
Agri-food Processing	37,584	29,843	109,862	90,100
	406,402	339,321	1,199,882	989,520
Less: Intersegment Sales	4,065	2,823	8,047	11,340
	$ 402,337	$ 336,498	$1,191,835	$ 978,180
Intersegment Sales				
Grain Handling and Marketing	$ 4,065	$ 2,823	$ 8,012	$ 11,171
Agri-food Processing	-	-	35	169
	$ 4,065	$ 2,823	8,047	$ 11,340
EBITDA[1]				
Grain Handling and Marketing	$ 15,346	$ 19,780	$ 53,358	$ 37,156
Agri-products	9,789	45	6,043	(4,791)
Agri-food Processing	4,364	3,929	12,086	14,265
	29,499	23,754	71,487	46,630
Corporate Expenses	(4,934)	(6,218)	(17,744)	(18,021)
Provision for Pension Settlement	-	-	(5,000)	-
	$ 24,565	$ 17,536	$ 48,743	$ 28,609
Amortization				
Grain Handling and Marketing	$ (3,071)	$ (2,863)	$ (9,620)	$ (8,643)
Agri-products	(2,659)	(2,769)	(8,338)	(8,147)
Agri-food Processing	(1,453)	(1,294)	(4,389)	(3,864)
	$ (7,183)	$ (6,926)	$ (22,347)	$ (20,654)
EBIT[2]				
Grain Handling and Marketing	$ 12,275	$ 16,917	$ 43,738	$ 28,513
Agri-products	7,130	(2,724)	(2,295)	(12,938)
Agri-food Processing	2,911	2,635	7,697	10,401
	22,316	16,828	49,140	25,976
Corporate Expenses	(4,934)	(6,218)	(17,744)	(18,021)
Provision for Pension Settlement	-	-	(5,000)	-
	$ 17,382	$ 10,610	$ 26,396	$ 7,955

[1] EBITDA – earnings from continuing operations before interest, taxes and amortization.
[2] EBIT – earnings from continuing operations before interest and taxes.

	Three Months Ended April 30		Nine Months Ended April 30	
Capital Expenditures	2007	2006	2007	2006
Grain Handling and Marketing	$ 1,418	$ 2,336	$ 11,064	$ 6,182
Agri-products	1,680	1,165	3,738	4,269
Agri-food Processing	2,561	446	11,618	1,649
	$ 5,659	$ 3,947	$ 26,420	$ 12,100

	April 30		July 31
Assets	2007	2006	2006
Grain Handling and Marketing	$ 368,497	$ 300,467	$ 305,458
Agri-products	331,629	312,766	173,573
Agri-food Processing	101,763	84,438	91,076
Corporate and other	186,978	314,620	203,923
	$ 988,867	$ 1,012,291	$ 774,030

April 30, 2007 (unaudited) - in thousands of Canadian dollars, except as noted

16. COMMITMENTS, CONTINGENCIES AND GUARANTEES

a) Banking letters of credit and similar instruments (see Note 6).

b) Under the terms of an agreement, a financial institution provides credit for the purchase of crop inputs to customers of the Company. Loans are stratified based on program years. Producer loans are generally due to this financial institution on January 31 following the program year. Loans under the program are secured by a general security agreement granted by the customer covering the crop and farm assets.

The Company collects loan payments from producer customers in trust for this financial institution and forwards collections the next business day.

Under the agreement, the Company has agreed to reimburse this financial institution for loan losses in excess of a reserve (see the table below). Reimbursement amounts are payable to this financial institution at the end of December or 11 months following the due date of the producers' loan. When the Company remits payments for delinquent accounts to the financial institution with respect to this program, the delinquent account is assigned to the Company and the Company is then to collect the amounts payable by the customer. Subsequent collections of these delinquent accounts are to the benefit of the Company. The Company expects that loan losses will not differ significantly from those provided for in these financial statements.

			April 30		July 31
			2007	2006	2006
	Producer Due Date - January 31	Company Reimbursement Date - December 31	Producer Balance Outstanding	Producer Balance Outstanding	Producer Balance Outstanding
2005 loan program	2006	2006	$ -	$ 9,918	$ 6,047
2006 loan program	2007	2007	3,216	48,353	182,315
2007 loan program	2008	2008	81,546	-	-
			$ 84,762	$ 58,271	$ 188,362

	April 30		July 31
	2007	2006	2006
Total Company provision, net of loan loss share	$ 1,311	$ 3,680	$ 3,251
Portion due within one year	(565)	(2,912)	(969)
Long-term portion	$ 746	$ 768	$ 2,282

c) In 1987, a joint venture, which manufactured phosphate and nitrate fertilizers, closed two of its facilities. Asset retirement obligations exist regarding these closed facilities, which represent the Company's proportionate share of the best estimate by management of the joint venture of the legal obligations that would be incurred during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. The long-term portion of these obligations, calculated on a net present value basis, is reflected as part of "other long-term liabilities" on the balance sheet. At April 30, 2007, the long-term portion was $7.7 million (April 30, 2006 - $10.4 million;

April 30, 2007 (unaudited) - in thousands of Canadian dollars, except as noted

July 31, 2006 - $10.0 million). Uncertainty exists regarding the estimation of future decommissioning and reclamation costs. Actual obligations may differ from those recorded in these statements.

At April 30, 2007, the Company's proportionate share of the undiscounted cash flow required to settle the asset retirement obligations is approximately $11.6 million, which is expected to be settled over the fiscal 2007 through fiscal 2014 period. The credit adjusted risk-free rates, at which the estimated cash flows have been discounted, range from 4.00% to 5.15%.

d) The Commissioner of Competition has applied for an order from the federal Competition Tribunal to dissolve the joint venture, named Pacific Gateway Terminals Limited (PGTL), between the Company and James Richardson International Limited. Under a consent agreement the Company entered into with the Canadian Competition Bureau on March 28, 2007, the Company's Vancouver port terminal is required to be sold (see Note 17b). PGTL will be terminated without penalty.

e) In the normal course of business, the Company can, from time to time, commit to secure agri-products inventory for delivery at a future date. At April 30, 2007, the dollar value of this commitment was $9.7 million (April 30, 2006 – nil; July 31, 2006 - $0.5 million).

f) Funding of the Saskatchewan Wheat Pool/Grain Services Union Pension Plan (see Note 10b).

g) Contingent commitment for subscription receipts (see Note 17).

17. AGRICORE UNITED

a) Agricore United Share Purchase Offer

On May 28, 2007, the Company met the minimum tender condition of its offers to acquire Agricore United (AU), which required at least 75% of the Limited Voting Common Shares of AU (common shares) to be deposited under the common share offer.

Under the offers, each AU common share will be acquired for $20.50 in cash. AU's outstanding Series A Convertible Preferred Shares (preferred share) will be acquired for $24.00 in cash, plus any accrued and unpaid dividends to the date the preferred shares are taken up under the offer.

The Company has also extended the offers to allow shareholders who have not yet tendered to the offers additional time to tender their shares. The offers, as extended, will now expire on June 12, 2007.

The Company's total offer for AU, excluding assumed debt, is estimated to be approximately $1.26 billion of which approximately $1.23 billion is for the common shares and the remainder for the preferred shares.

On June 13, 2007, two special meetings of the common shareholders will be held to consider the continuance of AU under the *Canada Business Corporations Act* (the

Continuance) and a plan of arrangement involving AU, its shareholders and optionholders, its wholly owned subsidiary (4408497 Canada Inc.) and the Company under the *Canada Business Corporations Act* (the Arrangement). The Continuance will result in AU becoming subject to all of the provisions of the *Canada Business Corporations Act*, including provisions for the election of all of the directors of AU by common shareholders. The Arrangement will result in the Company acquiring all the common shares of AU for $20.50 in cash each. Preferred shares of AU not acquired by the Company under the offer will be redeemed by AU on the same terms stated above. Upon completion of the Arrangement, AU will become a wholly owned subsidiary of the Company.

b) Funding for the Acquisitions

Funding for the acquisition of the preferred shares of AU will come from short-term investments or cash held by the Company.

The acquisition of the common shares of AU will be substantially funded by net proceeds of the subscription receipt offerings (see below). The balance of the funding will be obtained through a credit facility and assets sales.

Subscription Receipts

The four subscription receipt offerings are comprised of three public market bought deals and a private placement, together generating gross proceeds of approximately $920 million.

Subscription Receipt	Close Date	Number of Receipts[1]	Gross Proceeds	Underwriter Fees	Other Costs	Net Proceeds
Private Placement	February 15, 2007	15,753,086	$ 125,048	$ (1,914)	$ (500)	$ 122,634
First Public Offering	February 15, 2007	14,202,500	115,040	(4,602)	(550)	109,888
Second Public Offering	April 19, 2007	39,100,000	316,710	(12,668)	(800)	303,242
Third Public Offering	May 3, 2007	44,850,000	363,285	(14,531)	(1,000)	347,754
Total		113,905,586	$ 920,083	$ (33,715)	$ (2,850)	$ 883,518

[1] Number of receipts are not in thousands.

The 113,905,586 subscription receipts above were exchanged into an equivalent number of common shares of the Company, upon the initial take-up by the Company of the AU common shares on May 28, 2007. As a result, as of May 29, 2007, the Company has 204,156,350 issued and outstanding common shares.

At April 30, 2007 the gross proceeds from the four subscription receipts were being held in escrow pending the initial take-up by the Company of the common shares of AU. As the proceeds were conditional upon the successful completion of the offers they were not reflected as assets or equity of the Company at April 30, 2007.

April 30, 2007 (unaudited) - in thousands of Canadian dollars, except as noted

Credit Facility
A $750 million credit facility has been provided by two financial institutions to finance, in part, the Company's offer for AU's common shares and to refinance existing indebtedness of AU.

Assets Sales
On March 28, 2007, the Company entered into a consent agreement with the Canadian Competiton Bureau. To address issues identified by the Bureau, the consent agreement requires the sale by the Company of nine country grain handling and marketing facilities and one Vancouver port terminal.

On March 28, 2007, the Company entered into a definitive purchase and sale agreement with Cargill Limited (Cargill). Subject to closing conditions, including successful completion of the Company's offer for AU, Cargill has agreed to purchase the nine country grain handling and marketing facilities slated for divestiture as well as 100% of the Company's Vancouver port terminal under the consent agreement with the Canadian Competition Bureau. In exchange, Cargill has agreed to sell to the Company its 50% ownership interest in the Cascadia Terminal and make an equalization payment to the Company of $70 million, plus amounts related to inventory held in the country grain handling facilities and other closing adjustments. The Company will be required to unwind Pacific Gateway Terminals Limited (PGTL), its Vancouver grain terminal joint venture with James Richardson International Limited (JRI).

On May 9, 2007, the Company agreed to sell select AU assets to JRI under an agreement in which JRI is supportive of the Company's purchase of AU. In consideration for the sale of certain grain facilities and agri-products retail operations throughout Manitoba, Alberta and Saskatchewan, JRI has agreed to pay the Company $255 million in cash, plus amounts related to inventory and other closing adjustments estimated to be approximately $60 million. Under the agreement, PGTL will be terminated without penalty.

The proceeds from the sale of fixed assets under the Cargill and JRI agreements will reduce certain tax pools and non-capital loss carry forwards.

Form F52-109F2 – Certification of Interim Filings

I, Wayne Cheeseman, Chief Financial Officer of Saskatchewan Wheat Pool Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Saskatchewan Wheat Pool Inc. (the issuer) for the interim period ending April 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 11, 2007

W. J. Cheeseman

Wayne Cheeseman
Chief Financial Officer

Form F52-109F2 – Certification of Interim Filings

I, Mayo Schmidt, President and Chief Executive Officer of Saskatchewan Wheat Pool Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Saskatchewan Wheat Pool Inc. (the issuer) for the interim period ending April 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 11, 2007

Mayo Schmidt
President and Chief Executive Officer

Saskatchewan Wheat Pool Inc.
Head Office, 2625 Victoria Avenue, Regina, Sask. S4T 7T9

June 11, 2007

SUBJECT: **Confirmation of Mailing – Saskatchewan Wheat Pool Inc.**
Quarterly Financial Statements – the Period Ending April 30, 2007

Saskatchewan Wheat Pool Inc. issued a news release regarding its third quarter financial statements for the period ending April 30, 2007 on June 11, 2007. The newswire service, Marketwire (formerly CCN Matthews) issued the news release as required by the Timely Disclosure Rules.

On June 11, 2007, Saskatchewan Wheat Pool Inc. distributed the interim financial statements for the period ending April 30, 2007, to its shareholders requesting the interim financial statements. Electronic copies of the report that include the financial statements, MD&A, along with its Certifications of Interim Filings F52-109F2 and this letter were filed electronically with the provincial securities commissions and the Toronto Stock Exchange through SEDAR.

"C. Vancha"

Colleen Vancha, Vice-President
Investor Relations & Communications

cc: Wayne Cheeseman, Chief Financial Officer
Ray Dean, General Counsel, Corporate Secretary

Saskatchewan Wheat Pool Inc.

For Immediate Release
Date: June 11, 2007
Regina, Saskatchewan
LISTED: SWP: TSX

POOL TAKES UP ADDITIONAL SHARES OF AGRICORE UNITED

Saskatchewan Wheat Pool Inc. (the "Pool") announced today that it has taken up an additional 1,329,514 limited voting common shares (the "Common Shares") and 49,606 Series A convertible preferred shares (the "Preferred Shares") of Agricore United ("AU") pursuant to its offers dated November 24, 2006, as amended, to acquire all of the outstanding Common Shares and all of the outstanding Preferred Shares (the "Offers"). The additional Common Shares taken up by the Pool represent approximately 2.2% of the outstanding Common Shares. The additional Preferred Shares taken up by the Pool represent approximately 4.5% of the outstanding Preferred Shares.

The Common Shares and the Preferred Shares taken up by the Pool today are in addition to the shares taken up by the Pool under the Offers on May 29, 2007 and June 4, 2007. Following today's take-up, the Pool will own or exercise control over 85.1% of the outstanding Common Shares and 53.8% of the outstanding Preferred Shares.

The Pool made the Offers with the intent to acquire all the outstanding Common Shares and Preferred Shares. Pursuant to the acquisition agreement (the "Acquisition Agreement") entered into between the Pool and AU as of May 9, 2007, AU will hold two special meetings of holders of Common Shares on June 13, 2007 to consider the continuance of AU (the "Continuance") under the *Canada Business Corporations Act* (the "CBCA") and a plan of arrangement involving the Pool, AU and its securityholders (the "Arrangement"). The Continuance will result in AU becoming subject to all of the provisions of the CBCA, including those provisions providing for the election of all of the directors of AU by holders of Common Shares. The Arrangement will effect a series of transactions as a result of which Common Shares not taken up and paid for under the Offers will be acquired by the Pool for $20.50 in cash per Common Share. Preferred Shares not acquired under the Offers will be redeemed by AU for $24.00 in cash per Preferred Share plus accrued and unpaid dividends. As the 75% minimum tender condition under the Offers has been satisfied, the Pool will have sufficient voting power to approve the Continuance and the Arrangement, the latter of which is expected to be completed on or about June 15, 2007. Upon completion of the Arrangement, AU will become a wholly owned subsidiary of the Pool.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered at 2625 Victoria Avenue in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers.

The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

-30-

Shareholder Contact:
Colleen Vancha
Saskatchewan Wheat Pool Inc.
306-569-4782

Media Contact:
Susan Cline
Saskatchewan Wheat Pool Inc.
(306) 569-6948
http://www.swp.com/investor.html

END